UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

Conversus StepStone Private Markets

(Name of Subject Company (Issuer))

Conversus StepStone Private Markets

(Name of Filing Person(s))

Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Tim Smith

StepsStone Conversus LLC

128 S. Tryon Street, Ste. 880

Charlotte, NC 28202

(704) 215-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Richard Horowitz, Esq.

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on March 1, 2022 by Conversus StepStone Private Markets (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase shares of beneficial interest (“Shares”) in an amount up to 5% of the outstanding shares of the Fund on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (b) and (c) to the Statement on March 1, 2022.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund (“Shareholders”) that desired to tender Shares or a portion thereof, for purchase were required to submit their tenders by 12:00 a.m., Eastern Time, on April 1, 2022.

2. Valuation Date of the Shares tendered pursuant to the Offer was June 30, 2022.

3. The net asset value of the Shares tendered pursuant to the Offer were calculated as of June 30, 2022 in the amount of $294,589 for Class I Shares.

4. The payment of the purchase price of the Shares or portions of Shares tendered was made in the form of promissory notes issued to each of the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by Atlantic Shareholder Services, LLC, the Fund’s transfer agent, on behalf of such Shareholders, in accordance with the terms of the Offer. Two (2) Class I Shareholders whose tender was accepted for purchase by the Fund did not tender their entire Shares. Two (2) Class I Shareholders whose tenders were accepted for purchase by the Fund tendered all of their Shares held in the Fund; therefore, pursuant to the promissory notes issued to the Shareholders, the Fund paid the Shareholders 100% of the Shareholder’s unaudited net asset value of the Shares tendered. The payments were wired to the account designated by each Shareholder in their Letter of Transmittal on July 26, 2022.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONVERSUS STEPSTONE PRIVATE MARKETS

By:	/s/ Tim Smith
Name:	Tim Smith
Title:	Treasurer and Principal Financial Officer

August 19, 2022